Exhibit 99.1

HIGH 5 VENTURES INC.

Condensed Interim Financial Statements

Three Months Ended March 31, 2014 and 2013

(Expressed in Canadian Dollars)

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at March 31, 2104 and for the three months ended March 31, 2014 and 2013.

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HIGH 5 VENTURES INC.

Condensed Interim Balance Sheets

(Expressed in Canadian Dollars)

	March 31, 2014	December 31, 2013

Assets

Current
Cash	$2,327	$2,923
GST/HST receivable	2,108	1,601

Total Current Assets	4,435	4,524
Mineral Property Interests (note 6)	1	1
Investment (note 7)	849,200	849,200

Total Assets	$853,636	$853,725

Liabilities

Current
Accounts payable and accrued liabilities	$110,437	$100,261
Due to related parties (note 10)	169,847	137,470
Convertible debentures (note 9)	94,043	95,438

Total Liabilities	374,327	333,169

Stockholders’ Equity (Deficiency)

Capital Stock (note 8)	25,272,401	25,272,401
Equity Portion of Convertible Debentures Reserve (note 9)	5,712	5,712
Reserves	37,185	37,185
Deficit	(24,835,989)	(24,794,742)

Total Stockholders’ Equity (Deficiency)	479,309	520,556

Total Liabilities and Stockholders’ Equity (Deficiency)	$853,636	$853,725

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

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HIGH 5 VENTURES INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013

Expenses
Finance and interest (note 9)	$8,197	$480
Office (note 10)	22,522	20,218
Consulting (note 8(d))	-	16,268
Rent (note 10)	5,969	1,500
Telephone, travel, meals and entertainment	1,863	403
Regulatory and transfer fees	1,196	1,235
Management fees (note 10)	1,500	1,500

Net Loss and Comprehensive Loss for the Period	$(41,247)	$(41,604)

Basic and Diluted Loss per Common Share	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding	6,406,352	2,298,896

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HIGH 5 VENTURES INC.

Condensed Interim Statements of Changes in Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Capital Stock		Equity Portion	Reserves			Total
	Common Shares	Amount	of Convertible Debentures Reserve	Warrants	Options	Deficit	Stockholders’ Equity (Deficiency)

Balance, January 1, 2013	1,105,007	24,117,881	-	10,834	-	(24,480,711)	(351,996)

Net loss for the period	-	-	-	-	-	(41,604)	(41,604)
Private placement, net of share issuance costs	1,515,000	225,750	-	-	-	-	225,750
Share-based payment	-	-	-	-	16,268	-	16,268
Balance, March 31, 2013	2,620,007	24,343,631	-	10,834	16,268	(24,522,315)	(151,582)

Net loss for the period	-	-	-	-	-	(282,427)	(282,427)
Private placement, net of share issuance costs	110,000	15,000	-	-	-	-	15,000
Convertible debentures	-	-	58,364	-	-	-	58,364
Shares issued on conversion of debentures	3,664,345	910,770	(52,652)	-	-	-	858,118
Shares issued for debenture commissions	12,000	3,000	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	10,000	-
Share-based payment	-	-	-	-	14,968	-	14,968
Balance, December 31, 2013	6,406,352	25,272,401	5,712	5,949	31,236	(24,794,742)	520,556

Net loss for the period	-	-	-	-	-	(41,247)	(41,247)
Balance, March 31, 2014	6,406,352	$ 25,272,401	$ 5,712	$ 5,949	$ 31,236	$ (24,835,989)	$ 479,309

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HIGH 5 VENTURES INC.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013

Operating Activities
Net loss	$(41,247)	$(41,604)
Items not involving cash
Finance expense	1,553	-
Interest expense on convertible debentures	(2,948)	-
Share-based payment (note 8d)	-	16,268
	(42,642)	(25,336)

Changes in non-cash working capital (note 11)	42,046	(198,893)

Cash Used in Operating Activities	(596)	(224,229)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	-	225,750

Cash Provided by Financing Activities	-	225,750

Net Increase (Decrease) in Cash	(596)	1,521
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Period	2,923	(823)

Cash, End of Period	$2,327	$698

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1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5” or the “Company”), and the Company consolidated its capital stock on the basis of 15 (old) Kokomo shares for 1 (new) High 5 share. The shares of High 5 trade on the Canadian Securities Exchange under the symbol “HHH”, and in the USA, the shares of High 5 trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1600 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred $41,247 in operating losses during the most recent quarter (March 31, 2013 - $41,604) and has incurred operating losses over the past two fiscal years (2013 - $324,031; 2012 - $163,147), has a deficit of $24,835,989 as at March 31, 2014 (December 31, 2013 - $24,794,742; December 31, 2012 - $24,480,711), a working capital deficiency of $275,849 (December 31, 2013- $328,645; December 31, 2012 - $351,997), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

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3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the financial statements

The financial statements of High 5 for the three months ended March 31, 2014 were approved and authorized for issue by the Board of Directors on May 22, 2014.

(d)	Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	The carrying value of the mineral property interests and the recoverability of the carrying value

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests.

In respect of costs incurred for its investment in mineral property interests, management has determined the acquisition and exploration and evaluation costs that have been capitalized are no longer economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, economics assessment/studies, accessible facilities and existing permits.

•	The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

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3. BASIS OF PRESENTATION (Continued)

(d) Use of estimates (Continued)

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The recoverability of investments;

•	The inputs in determining the bifurcation of unit offerings into the different equity components; and

•	The inputs in determining the liability and equity components of the convertible debentures issued.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

(i) Financial assets (Continued)

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

(ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized in the statement of comprehensive loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to the statement of comprehensive loss in the period.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For unexercised options that expire after vesting, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, net of deferred income taxes, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred from warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred to deficit.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) New accounting pronouncements (Continued)

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

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5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At March 31, 2014, the Company had cash of $2,327 (March 31, 2013 - $698) and current liabilities of $374,327 (March 31, 2013 - $165,039). All of the current liabilities, except for convertible debentures, are due within 90 days of March 31, 2014. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at March 31, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6.	MINERAL PROPERTY INTERESTS

Extra High Property

Balance, December 31, 2010	$151,340
Impairment of mineral property interests	(151,339)

Balance, December 31, 2011, 2012, 2013 and
March 31, 2014	$1

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (“NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

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6. MINERAL PROPERTY INTERESTS (Continued)

(a) Extra High Property (Continued)

On January 21, 2008, the Company entered into an option agreement with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property. Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company. As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008. Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest. Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1 during the year ended December 31, 2011. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Acquisition and exploration and evaluation costs incurred in the Extra High Property are as follows:

	2014	2013	2012	Cumulative to March 31, 2014

Acquisition (property option payments)	$-	$-	$-	$150,000
Expenditures during the year
Staking	-	-	-	3,639
Assessment and miscellaneous	-	-	-	10,311
Geological, geochemical, trenching and drilling	-	-	-	431,160
Colt property option payments	-	-	-	(443,770)
Impairment	-	-		(151,339)

	$-	$-	$-	$1

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

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6. MINERAL PROPERTY INTERESTS (Continued)

(c)	Realization of assets

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(d)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at March 31, 2014, the Company has no material decommissioning obligations.

7.	INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company has agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of March 31, 2014, the Company invested $800,000, advanced $49,200, and recognized $nil in royalty revenues.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of March 31, 2014, there are no preferred shares issued.

(b)	Issued

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 (note 1).

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8. CAPITAL STOCK (Continued)

(b) Issued (Continued)

There were no share financings during the three months period ended March 31, 2014.

During 2013, the following share financings occurred:

•         On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 755,000 units at $0.15 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

•         On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 650,000 units at $0.15 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

•         On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

•         On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

(c)	Warrants

Warrants activity for the three months ended March 31, 2014 are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, January 1, 2013	212,223	$ 1.76
Issued	1,625,000	$ 0.25
Expired	(73,334)	$ 0.25

Balance, December 31, 2013 and March 31, 2014	1,763,889	$ 0.35

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8. CAPITAL STOCK (Continued)

(c)	Warrants (Continued)

At March 31, 2014 and 2013, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2014	2013

April 1, 2013	$2.25	-	33,333
April 15, 2013	$2.25	-	33,334
May 10, 2013	$2.25	-	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556
January 7, 2016	$0.25	755,000	755,000
January 28, 2016	$0.25	650,000	650,000
March 4, 2016	$0.25	100,000	100,000
May 1, 2016	$0.25	100,000	-
July 23, 2018	$0.25	20,000	-

		1,763,889	1,717,223

(d)	Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity for the three months ended March 31, 2014 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, January 1, 2013	-	$0.00
Granted	200,000	$0.20

Balance, December 31, 2013 and March 31, 2014	200,000	$0.20

In 2011, the Company granted 8,000 stock options with an exercise price of $2.25 per share, which were exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option that allows the option holder to receive $3,250 if the stock options were not exercised by the expiry date. The fair value of the options granted during 2011 has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected as an accrual and is included in accounts payable and accrued liabilities. On June 1, 2012, the 8,000 stock options expired unexercised.

During 2013, a total of 200,000 stock options have been granted to consultants exercisable at a price of $0.20 per share which expire on March 18, 2016 as to 130,000 stock options and May 15, 2016 as to 70,000 stock options.

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8. CAPITAL STOCK (Continued)

(d)	Stock options (Continued)

The weighted average remaining contractual life for options outstanding at March 31, 2014 is 2.02 years.

During the period ended March 31, 2014, share-based payments of $nil (March 31, 2013 - $16,268) were recognized as consulting expenses for options granted to consultants.

9.	CONVERTIBLE DEBENTURES FINANCING

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under Equity Portion of Convertible Debenture Reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under Equity Portion of Convertible Debenture Reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 12,000 common shares at $0.25 per share fair valued at $3,000 and 20,000 agent warrants at an exercise price of $0.25 until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under Equity Portion of Convertible Debenture Reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.25 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

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9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

On September 4, 2013, the Company elected to convert the principal amount of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to these twelve arm’s length parties in full satisfaction of the Company’s obligations to those twelve arm’s length parties pursuant to the convertible debentures.

As at March 31, 2014, the amount of $94,043 has been recorded as Convertible Debentures (Liability Portion) and the amount of $5,712 has been recorded as Convertible Debentures (Equity Portion).

10.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at March 31, which consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$117,416	$8,467
Entities controlled by directors (non-interest-bearing)	52,431	29,357

	$169,847	$37,824

During the three months ended March 31, the following amounts were charged by related parties.

	2014	2013

Interest charged on amounts due to related parties	$1,134	$290
Rent charged by entities with common directors (note 12(c))	5,969	1,500
Office expenses charged by an entity with common directors (note 12(b))	22,350	3,767

	$29,453	$5,557

The remuneration of directors and key management personnel as at March 31, is as follows:

	2014	2013

Management fees (note 12(a))	$1,500	$1,500

11.	CHANGES IN NON-CASH WORKING CAPITAL

	March 31, 2014	March 31, 2013

GST/HST receivable	$(507)	$(52)
Accounts payable and accrued liabilities	10,176	(4,227)
Due to related parties	32,377	(194,614)

	$42,046	$198,893

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12. COMMITMENTS

(a)	The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $500 plus applicable taxes. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

(b)	The Company has an agreement for office support services with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), an entity with common directors. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Las Vegas and Green Arrow Resources Inc. (“Green Arrow”), have entered into a sub-lease agreement with an arm’s length party for office space, which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687 plus property and operating expenses for the leased premises. Effective as of May 1, 2013, Green Arrow pays the rent for the leased premises and charges the Company $2,089 per month for basic rent operating costs and applicable taxes. Green Arrow is related to the Company by common directors.

12.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the period ended March 31, 2014. The Company is not subject to externally imposed capital requirements.

13.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of March 31, 2014 and 2013 are located in Canada. However, as of March 31, 2014 the Company has a minority investment in a non-mining related project located in Mexico. Substantially all of the Company’s other assets are located, and expenditures were incurred in Canada.

14.	EVENTS AFTER THE REPORTING PERIOD

During April 2014, the Company has received the total amount of $35,746 representing the Company’s royalty revenues from the Mexican land based casino.

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